Himalaya Shipping Ltd. (HSHP) – Private Placement

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, IN WHOLE OR IN PART DIRECTLY OR INDIRECTLY, IN OR INTO AUSTRALIA, CANADA, JAPAN, HONG KONG OR ANY OTHER JURISDICTION IN WHICH THE RELEASE, PUBLICATION OR DISTRIBUTION WOULD BE UNLAWFUL. THIS ANNOUNCEMENT DOES NOT CONSTITUTE AN OFFER TO BUY, SELL OR SUBSCRIBE FOR ANY SECURITIES DESCRIBED HEREIN.

Hamilton, Bermuda, March 19, 2025

Himalaya Shipping Ltd. (NYSE and Euronext Expand: HSHP) (the “Company”) is pleased to announce the completion of a private placement (the “Private Placement”) of the NOK equivalent of USD 15 million in new shares (the “Offer Shares”), each with a par value of USD 1.00. The subscription price per Offer Share is NOK 60.50 (the “Offer Price”), the NOK equivalent to the USD closing price on the New York Stock Exchange (“NYSE”) on 19 March 2025.

The purpose of the Private Placement is to attract key, strategic shareholders to the Company, and to raise proceeds to be used for general corporate purposes.

The Company has, after being approached by a high-quality strategic investor, directed the Private Placement primarily towards this investor, subscribing for the NOK equivalent to USD 10 million in the Private Placement. Further, certain members of the Company’s board, management and certain proactive key shareholders, including Drew Holdings Ltd., have requested and been allocated Offer Shares.

The Company’s CEO, Herman Billung, says the following: “We are excited about a strong new strategic shareholder, and we think over time it can bring more value than just capital to the Company. The increased investor interest in Himalaya Shipping is a testament to the quality of the ships and our solid operations. With USD 15 million of additional working capital, an improving market, and no further expected significant investment plans, we will be able to accelerate further returns to our shareholders.”

The issue and allocation of Offer Shares have today been resolved by the Company’s board of directors (the “Board”). The date for settlement of the Offer Shares allocated in the Private Placement is expected to be on or about 26 March 2025 through a delivery versus payment settlement ("DVP"). The Offer Shares are expected to be pre-paid by the Managers, pursuant to a pre-payment arrangement, to facilitate prompt issuance of the Offer Shares. The Company may, at its own discretion, change the date for settlement at any time and for any reason. The Offer Shares will upon delivery be recorded in Euronext Securities Oslo (the VPS). No Offer Shares will be offered or sold to the public in the United States or in transactions on the NYSE. The Private Placement is conditional upon the settlement for the Offer shares as described above.

The Private Placement has been directed towards Norwegian and international investors subject to and in compliance with applicable exemptions from relevant registration, filing and prospectus requirements, and subject to other applicable selling restrictions.

The Company has considered the Private Placement in light of the equal treatment obligations under the Norwegian Securities Trading Act and the rules on equal treatment under Oslo Rule Book II for companies listed on the Oslo Stock Exchange and the Oslo Stock Exchange’s Guidelines on the rule of equal treatment, and the Board is of the opinion that the contemplated transaction is in compliance with these requirements and guidelines. The Board has concluded that structuring the transaction as a private placement is in the common interest of the Company and its shareholders, having taken into account the obligation of equal treatment of shareholders. Key considerations in this respect is the fact that the capital market is currently experiencing significant volatility due to inter alia substantial geopolitical uncertainty, that the private placement is carried out at the prevailing market price immediately prior to the completion of the Private Placement, and the cost and effectiveness of a private placement makes it appropriate for the transaction in question.

This information is considered to be inside information pursuant to the EU Market Abuse Regulation and subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act. This stock exchange notice was published by Alfi Lao, Chief Accounting Officer, on the date and time as set out in the release.

About Himalaya Shipping Ltd.: Himalaya Shipping Ltd. is an independent bulk carrier company, incorporated in Bermuda. Himalaya Shipping has twelve Newcastlemax dry bulk vessels in operation.

Important note: This announcement is not being made in or into Canada, Australia, Japan, Hong Kong or in any other jurisdiction where it would be prohibited by applicable law. This distribution is for information purposes only and does not constitute or form part of an offer or solicitation of an offer to purchase or subscribe for securities in the United States (“U.S.”) or in any jurisdiction in which, or to any persons to whom, such offering, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any jurisdiction. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933 (the “U.S. Securities Act”) or applicable state securities laws and may not be offered or sold in the United States or to U.S. persons unless such securities are registered under the U.S. Securities Act, or an exemption or exclusion from the registration requirements of the U.S. Securities Act is available.

Forward looking statements: This announcement includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, including a potential issuance of Offer Shares, the conditions to the Private Placement, the use of proceeds therefrom, expected timing of the closing of the Private Placement, expectations regarding dividends and other statements relating to the Private Placement, and other non-historical statements. These forward-looking statements are subject to risks, uncertainties, and assumptions, including risks relating to the contemplated Private Placement, including conditions to completion of the Private Placement, risks related to the Private Placement and other risks included in our filings with the Securities and Exchange Commission including those set forth under “Item 3. Key Information --- D. Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2023 filed with the U.S. Securities and Exchange Commission, and in prospectus filed with the Norwegian Financial Supervisory Authority (FSA). Forward-looking statements reflect knowledge and information available at, and speak only as of, the date they are made. Except as required by law, the Company undertakes no obligation to update or revise publicly any forward-looking statements, whether because of new information, future events or otherwise, after the date hereof or to reflect the occurrence of unanticipated events. Readers are cautioned not to place undue reliance on such forward-looking statements.